Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 33-36900) of our report dated September 24, 2013, relating to the statements of net assets available for benefits of the K-V Pharmaceutical Retirement Savings Plan as of March 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of March 31, 2013, which report appears in the March 31, 2013 Annual Report on Form 11-K of the K-V Pharmaceutical Retirement Savings Plan.

/s/ Brown Smith Wallace, LLC

September 24, 2013

St. Louis, MO